                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. . . . .)*

                               Kirby Corporation
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   497266106
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               C. Berdon Lawrence
                                 P.O. Box 1343
                           Houston, Texas 77251-1343
                                 (713) 868-6400
     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 12, 1999
     ----------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             (Page 1 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Charles Berdon Lawrence
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                       3,489,477
  Number of
  Shares     ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                               0
   Each
 Reporting   ------------------------------------------------------------------
  Person          9)       Sole Dispositive Power
   With                    Common Stock                       3,489,477
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                               0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       4,383,756

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]
-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       17.9%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         IN

-------------------------------------------------------------------------------




                             (Page 2 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Robert B. Egan
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                             0
  Number of
  Shares     ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                       894,279
   Each
 Reporting   ------------------------------------------------------------------
  Person          9)       Sole Dispositive Power
   With                    Common Stock                             0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                       894,279

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       894,279

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]
-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       3.6%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         IN

-------------------------------------------------------------------------------




                             (Page 3 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Eddy J. Rogers, Jr.
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                             0
 Number of
  Shares     ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                       894,279
   Each
 Reporting   ------------------------------------------------------------------
  Person          9)       Sole Dispositive Power
   With                    Common Stock                             0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                       894,279

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       894,279

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       3.6%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         IN

-------------------------------------------------------------------------------




                             (Page 4 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Charles Berdon Lawrence GST Trust I
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         Texas

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                                0
  Number of  ------------------------------------------------------------------
   Shares         8)       Shared Voting Power
Beneficially               Common Stock                                0
  Owned by   ------------------------------------------------------------------
    Each          9)       Sole Dispositive Power
  Reporting                Common Stock                                0
   Person
    With     ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                                0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       219,151

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       0.9%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         OO

-------------------------------------------------------------------------------




                             (Page 5 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Charles Berdon Lawrence GST Trust II
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         Texas

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                                0
  Number of
   Shares    ------------------------------------------------------------------
 Beneficially     8)       Shared Voting Power
  Owned by                 Common Stock                                0
    Each
 Reporting   ------------------------------------------------------------------
   Person         9)       Sole Dispositive Power
    With                   Common Stock                                0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                                0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       219,151

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       0.9%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         OO

-------------------------------------------------------------------------------




                             (Page 6 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Charles Berdon Lawrence GST Trust III
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         Texas

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                                0
  Number of
   Shares    ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                                0
    Each
 Reporting   ------------------------------------------------------------------
   Person         9)       Sole Dispositive Power
    With                   Common Stock                                0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                                0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       219,151

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       0.9%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         OO

-------------------------------------------------------------------------------




                             (Page 7 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Charles Berdon Lawrence GST Trust IV
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         Texas

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                                0
 Number of
   Shares    ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                                0
    Each
 Reporting   ------------------------------------------------------------------
   Person         9)       Sole Dispositive Power
    With                   Common Stock                                0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                                0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       219,151

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       0.9%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         OO

-------------------------------------------------------------------------------




                             (Page 8 of 20 Pages)

                                  SCHEDULE 13D

CUSIP No. 497266106
-------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         Berdon Lawrence 1999 Retained Annuity Trust
         (I.R.S. Identification No. not applicable)

-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO

-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         [ ]

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         Texas

-------------------------------------------------------------------------------
                  7)       Sole Voting Power
                           Common Stock                                0
  Number of
    Shares   ------------------------------------------------------------------
Beneficially      8)       Shared Voting Power
  Owned by                 Common Stock                                0
    Each
 Reporting   ------------------------------------------------------------------
   Person         9)       Sole Dispositive Power
    With                   Common Stock                                0
             ------------------------------------------------------------------
                  10)      Shared Dispositive Power
                           Common Stock                                0

-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
                           Common Stock                       17,675

-------------------------------------------------------------------------------
12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
         [ ]

-------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)
                           Common Stock                       0.1%

-------------------------------------------------------------------------------
14)      Type Of Reporting Person
         OO

-------------------------------------------------------------------------------




                             (Page 9 of 20 Pages)

                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.10 per share (the "Common Stock"), of Kirby Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1775 St. James Place, Suite 200, Houston, Texas 77056-3453.

Item 2.           Identity and Background.

                  This Schedule 13D is being filed by Charles Berdon Lawrence ("Lawrence") and by Robert B. Egan ("Egan") and Eddy J. Rogers, Jr. ("Rogers") as Co-Trustees of four separate trusts known as the Charles Berdon Lawrence GST Trusts and referred to individually as Trust I, Trust II, Trust III, and Trust IV (the Charles Berdon Lawrence GST Trusts collectively referred to hereinafter as the "GST Trusts") and the Berdon Lawrence 1999 Retained Annuity Trust (the "GRAT Trust," and collectively with the GST Trusts, the "Trusts") to report the acquisition by such persons of Common Stock. Lawrence, Egan, Rogers and the Trusts are sometimes hereinafter collectively referred to as the "Reporting Persons." Collectively, the Reporting Persons own more than 5% of the issued and outstanding Common Stock. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                  Lawrence's business address is P.O. Box 1343, Houston, Texas 77251-1343. Currently, Lawrence's primary occupation is Chairman of the Board of the Issuer, a position Lawrence assumed upon consummation of the transactions by which Lawrence acquired the shares of Common Stock necessitating this Schedule 13D. The Issuer's principal business is



                             (Page 10 of 20 Pages)
barge transportation services, and its principal executive offices are located at 1775 St. James Place, Suite 200, Houston, TX 77056-3453.

                  Egan's business address is P.O. Box 1343, Houston, Texas 77251-1343. Currently, Egan's primary occupation is as a financial officer of the Issuer, until December 31, 1999.

                  Rogers' business address is 700 Louisiana Street, Suite 1900, Houston, Texas 77002. Currently, Rogers' primary occupation is practicing law. Rogers is a partner in the law firm of Mayor, Day, Caldwell & Keeton, L.L.P., the principal offices of which are located at 700 Louisiana Street, Suite 1900, Houston, Texas 77002.

                  The Trusts are trusts formed under the laws of the State of Texas. The business address of the Trusts is P.O. Box 1343, Houston, Texas 77251-1343.

                  During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  All of the shares of Common Stock acquired by the Reporting Persons were acquired from the Issuer on October 12, 1999, upon the closing of the transactions (the "Closing") set forth in that certain Agreement and Plan of Merger (the "Merger Agreement") dated July 28, 1999, by and among the Issuer, Kirby Inland Marine, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("KIM"), Hollywood Marine, Inc., a Texas corporation all of the stock of which was held by the Reporting Persons ("HMI") and the Reporting Persons. Under the Merger Agreement, HMI was merged with and into KIM with KIM being the surviving entity. The Reporting Persons, being all of the shareholders of HMI, exchanged all of the issued and outstanding common stock of HMI for approximately $128,658,000 in cash and a total of 4,383,756 shares of Common Stock (the "Shares").



                             (Page 11 of 20 Pages)

                  Lawrence exchanged 66,334 shares of HMI common stock for 3,489,477 shares of Common Stock, plus a ratable share of the cash portion of the merger consideration. Each of the GST Trusts exchanged 4,166 shares of HMI common stock for 219,151 shares of Common Stock, plus a ratable share of the cash portion of the merger consideration. The GRAT Trust, of which Lawrence is a beneficiary, exchanged 336 shares of HMI common stock for 17,675 shares of Common Stock, plus a ratable share of the cash portion of the merger consideration. While Lawrence is not a beneficiary under any of the GST Trusts, under the terms of the instruments pursuant to which the Trusts were created, Lawrence does have the right to reacquire the property constituting the principal of the Trusts, including, but not limited to, the Shares owned by the Trusts, by substituting property of equal value therefor.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired and continue to hold the Shares reported herein for investment purposes. As discussed below, the Issuer has agreed to cause (and did on October 19, 1999 cause) (i) Lawrence to be designated as Chairman of the Board, (ii) the size of its Board of Directors (the "Board") to be increased by two (2) members, and (iii) Lawrence and one
(1) other person mutually agreeable to Lawrence and the Board to be elected by the Board to fill such newly created directorships. Lawrence and the Trusts intend to participate in and influence the affairs of the Issuer through his position as Chairman of the Board and his membership on the Board.

                  The Shares issued to the Reporting Persons by the Issuer have not been registered under the Securities Act of 1933, as amended. Depending on market conditions and other factors that each of the Reporting Persons may deem material to his or its respective investment decision, such Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of Common Stock that he or it now owns or hereafter may acquire on the open market or in private transactions.

                  It was a condition to Closing under the Merger Agreement that the Issuer cause Lawrence to be designated as Chairman of the Board of the Issuer. Additionally, it was a condition to Closing under the Merger Agreement that the Issuer cause the size of the Board to be increased by two (2) members and that the Issuer cause Lawrence and one (1) other person



                             (Page 12 of 20 Pages)
mutually agreeable to Lawrence and the Board to be elected by the Board to fill such newly created directorships. The Board approved such restructuring on October 19, 1999, and Lawrence was elected to the Board and designated as Chairman of the Board as of October 19, 1999.

                  Except as set forth in this Item 4, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of October 12, 1999, the Reporting Persons owned an aggregate of 4,383,756 shares of Common Stock, constituting approximately 17.9% of the 24,503,245 shares of Common Stock stated to be outstanding as of October 12, 1999 in the Merger Agreement (including the Shares issued to the Reporting Persons thereunder). The number and percentage of Shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D are:

                                                                               Percentage of Shares
                                                                                  Outstanding on
                      Reporting Person                   Shares                  October 12, 1999
                      ----------------                   ------                --------------------

              Lawrence                                  4,383,756                     17.9%
              Egan                                        894,279                      3.6%
              Rogers                                      894,279                      3.6%
              Trust I                                     219,151                      0.9%
              Trust II                                    219,151                      0.9%
              Trust III                                   219,151                      0.9%
              Trust IV                                    219,151                      0.9%
              GRAT Trust                                   17,675                      0.1%


                  While Lawrence is not a beneficiary under any of the GST Trusts, under the terms of the instruments pursuant to which the Trusts were created, Lawrence does have the right to reacquire the property constituting the principal of the Trusts, including, but not limited to, the Shares owned by the Trusts, by substituting property of equal value therefor.



                             (Page 13 of 20 Pages)

                  (b) Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 3,489,477 Shares held directly by him. Given Lawrence's power to reacquire the property constituting the principal of the Trusts, including, but not limited to, the Shares owned by the Trusts, Lawrence indirectly holds and an additional 894,279 shares, but Lawrence has no power to vote or direct the vote or dispose or direct the disposition of any of those Shares. As the Co-Trustees of the Trusts, Egan and Rogers share the power to vote or to direct the vote and the power to dispose or direct the disposition of all of the Shares held by them for the benefit of the Trusts. Lawrence has the power to remove Egan and Rogers as Co-Trustees of the Trusts.

                  (c) On October 12, 1999, each of the Reporting Persons acquired the number of shares of Common Stock shown in Item 5(a) above. Such Shares were issued to the Reporting Persons by the Issuer as part of the merger consideration received by the Reporting Persons under the Merger Agreement. For purposes of determining the number of shares of Common Stock to be issued to the Reporting Persons under the Merger Agreement, each of the Shares was valued at the average trading value on the New York Stock Exchange for the twenty (20) trading days preceding three (3) days prior to Closing, which average trading value was $20.4359 per share.

                  (d) As discussed below in Item 6, the Shares held by Egan and Rogers as Co-Trustees for the benefit of the GST Trusts and any proceeds that may result from any sales thereof are subject to Pledge and Security Agreements executed by each of the GST Trusts in favor of Lawrence to secure repayment of certain indebtedness of the GST Trusts to Lawrence (the "Security Agreements"). Under certain circumstances, the Security Agreements could give Lawrence the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of such Shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

                  On July 28, 1999, the Issuer, KIM, HMI and the Reporting Persons entered into the Merger Agreement described in Item 3 of this Schedule 13D above. The Merger Agreement contained certain conditions to the Closing of the transactions contemplated thereby, including



                             (Page 14 of 20 Pages)
the changes in the composition of the Board as described in Item 4 of this
Schedule 13D and the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and the rules promulgated thereunder. The Merger Agreement also required, among other things, that prior to the Closing (i) the Issuer and Lawrence enter into an Employment Agreement providing for the employment of Lawrence by the Issuer as the Chairman of the Board for a term of three (3) years, and (ii) the Issuer and the Reporting Persons enter into a registration rights agreement providing the Reporting Persons with the right, subject to certain terms and conditions, to require the Issuer to register their Shares for sale and to "piggy-back" on any registration of shares by the Issuer. On October 12, 1999, all of these conditions were satisfied, and the Closing of the transactions contemplated by the Merger Agreement occurred.

         Under the terms of the instruments pursuant to which the Trusts were created, Lawrence has the power to reacquire the property constituting the principal of the Trusts, including, but not limited to, the Shares owned by the Trusts, by substituting property of equal value therefor.

                  The Shares held by Egan and Rogers as Co-Trustees for the benefit of the GST Trusts and any proceeds that may result from any sales thereof are subject to the Security Agreements. Under each of the Security Agreements, the applicable Trust retains the right to receive, or the power to direct the receipt of dividends from, and the power to direct the receipt of proceeds of the sale of such Trust's Shares so long as no demand for repayment of the subject indebtedness has been made. After demand for repayment of the subject indebtedness has been made and so long as such demand has not been rescinded and the subject indebtedness has not been paid in full, Lawrence has the right to exercise all voting and other consensual rights with respect to such Trust's Shares, to receive or direct receipt of dividends from such Trust's Shares and to direct the receipt of proceeds from any sale of any of such Trust's Shares.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A. Written agreement relating to the filing of joint statement of acquisition pursuant to Rule 13d-1(f).

                  Exhibit B. Agreement and Plan of Merger dated July 28, 1999, by and among the Issuer, KIM, HMI and the Reporting Persons (incorporated herein by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K dated July 30, 1999).



                             (Page 15 of 20 Pages)

                  Exhibit C. Registration Rights Agreement dated October 12, 1999, by and among the Issuer and the Reporting Persons.

                  Exhibit D. Form of Security and Pledge Agreement dated October 12, 1999, by and between Lawrence and each of the GST Trusts.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:            October 22, 1999

                                            "LAWRENCE"


                                            /s/ Charles Berdon Lawrence
                                            ------------------------------------
                                            Charles Berdon Lawrence


                                            "TRUST I"

                                            CHARLES BERDON LAWRENCE GST TRUST I


                                            /s/ Robert B. Egan, Co-Trustee
                                            ------------------------------------
                                            Robert B. Egan, Co-Trustee


                                            /s/ Eddy J. Rogers, Jr., Co-Trustee
                                            ------------------------------------
                                            Eddy J. Rogers, Jr., Co-Trustee


                                            "TRUST II"

                                            CHARLES BERDON LAWRENCE GST TRUST II


                                            /s/ Robert B. Egan, Co-Trustee
                                            ------------------------------------
                                            Robert B. Egan, Co-Trustee


                                            /s/ Eddy J. Rogers, Jr., Co-Trustee
                                            ------------------------------------
                                            Eddy J. Rogers, Jr., Co-Trustee




                             (Page 16 of 20 Pages)

                                          "TRUST III"

                                          CHARLES BERDON LAWRENCE GST TRUST III


                                          /s/ Robert B. Egan, Co-Trustee
                                          ------------------------------------
                                          Robert B. Egan, Co-Trustee


                                          /s/ Eddy J. Rogers, Jr., Co-Trustee
                                          ------------------------------------
                                          Eddy J. Rogers, Jr., Co-Trustee


                                          "TRUST IV"

                                          CHARLES BERDON LAWRENCE GST TRUST IV


                                          /s/ Robert B. Egan, Co-Trustee
                                          ------------------------------------
                                          Robert B. Egan, Co-Trustee


                                          /s/ Eddy J. Rogers, Jr., Co-Trustee
                                          ------------------------------------
                                          Eddy J. Rogers, Jr., Co-Trustee


                                          "GRAT TRUST"

                                          BERDON LAWRENCE 1999 RETAINED
                                          ANNUITY TRUST


                                          /s/ Robert B. Egan, Co-Trustee
                                          ------------------------------------
                                          Robert B. Egan, Co-Trustee


                                          /s/ Eddy J. Rogers, Jr., Co-Trustee
                                          ------------------------------------
                                          Eddy J. Rogers, Jr., Co-Trustee




                             (Page 17 of 20 Pages)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                      DESCRIPTION
------                                      -----------

Exhibit A.        Written agreement relating to the filing of joint statement of acquisition pursuant to Rule 13d-1(f).

Exhibit B.        Agreement and Plan of Merger dated July 28, 1999, by and among the Issuer, KIM, HMI and the Reporting Persons (incorporated herein by reference to Exhibit 2.1 of the Issuer's Current
                  Report on Form 8-K dated July 30, 1999).

Exhibit C.        Registration Rights Agreement dated October 12, 1999, by
                  and among the Issuer and the Reporting Persons.

Exhibit D.        Form of Security and Pledge Agreement dated October 12,
                  1999, by and between Lawrence and each of the GST Trusts.